Exhibit (a)(5)(D)

IN THE CIRCUIT COURT FOR MONTGOMERY COUNTY, MARYLAND
SIXTH JUDICIAL CIRCUIT

JAMIE SUPRINA	:	Case No.
As Custodian For ALEXANDER SUPRINA	:
23 Bunker Hill Run	:	CLASS ACTION
East Brunswick, NJ 08816	:
On Behalf of Herself and All Others Similarly	:	SHAREHOLDER CLASS COMPLAINT
Situated, :	:	FOR SELF-DEALING AND BREACH
Plaintiff,	:	OF FIDUCIARY DUTY
vs.	:

MEDIMMUNE, INC.	:
One MedImmune Way	:
Gaithersburg, MD 20878	:
DAVID M. MOTT	:
7205 Meadow Lane	:
Chevy Chase, MD 20815-5011	:	DEMAND FOR JURY TRIAL
M. JAMES BARRETT	:
9 Stone Creek Way	:
Potomac, MD 20854-1155	:
DAVID BALTIMORE	:
1255 S. Grand Avenue	:
Pasadena, CA 91105-28356	:
WAYNE T. HOCKMEYER	:
8233 Burning Tree Rd.	:
Bethesda, MD 20817	:
JAMES H. CAVANAUGH	:
554 Dorset Road	:
Devon, PA 19333-1845,	:
BARBARA HACKMAN FRANKLIN	:
2700 Virginia Ave., N.W., Apt. 1401	:
Washington, DC 20037-1908	:
ELIZABETH H.S. WYATT	:
181 Summit Avenue	:
Summit, NJ 07901-2901	:
GEORGE M. MILNE, JR.	:
30 Bishops Bay Dr.	:
East Lyme, CT 06333-2755	:
ROBERT H. HOTZ,	:
37 Cameron Rd.	:
Saddle River, NJ 07458-2944	:
Defendants.

SHAREHOLDER’S CLASS ACTION COMPLAINT

Plaintiff, by her attorneys, by her complaint against defendants, alleges upon personal knowledge with respect to paragraph 9, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:

SUMMARY OF THE ACTION

1.             This is a stockholder class action brought by plaintiff on behalf of the holders of MedImmune, Inc.  (“MedImmune” or the “Company”) to enjoin the buyout of the publicly owned shares of MedImmune common stock by AstraZeneca PLC (“AstraZeneca”) as detailed herein (the “Buyout”).

2.             The Company as recently as May 1, 2007, announced that its first-quarter earnings more than tripled while revenue advanced 15% from a year ago.  Furthermore, analysts foresee that the Company’s impressive vaccine platform will likely give the Company a huge competitive edge in the near future.

3.             Instead of allowing the Company’s shareholders to enjoy this expected growth the Individual Defendants have decided to sell the Company for inadequate consideration, in a deal structured to grant insiders preferential treatment at the expense of the Company’s public stockholders.  For instance, defendants Mott and Hockmeyer will receive change of control and other payments totaling $145 million, and $59.7 million, respectively.

4.             The Buyout is designed to prevent any genuine suitors from coming forward.  The Buyout provides for a $450 million termination fee if the Board authorizes the company to enter into an agreement to be acquired by a third party.  That termination fee operates as a deterrent against other potential suitors.

5.             In pursuing the unlawful plan to sell MedImmune for grossly inadequate consideration, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

6.             In pursuing the unlawful plan to facilitate the acquisition of MedImmune by AstraZeneca, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants’ breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

7.             In fact, instead of attempting to obtain the highest price reasonably available for MedImmune, the Individual Defendants spent substantial efforts tailoring the structural terms of the Buyout to meet the specific needs of AstraZeneca and to guarantee themselves lucrative retention and charge of control packages.

8.             In essence, the Buyout is the product of a hopelessly flawed process that was designed to ensure the sale of MedImmune to AstraZeneca and is not in the best interests of plaintiff and the other public stockholders of MedImmune.

PARTIES

9.             Plaintiff Jamie Suprina, as custodian for Alexander Suprina, is, and at all times relevant hereto was, a shareholder of MedImmune.

10.           Defendant MedImmune develops, manufacturers, and commercializes products for prevention and treatment in therapeutic areas of infectious diseases, inflammatory diseases, and cancer.

11.           Defendant David M. Mott (“Mott”) is MedImmune’s Chief Executive Officer, Vice Chairman and President. Mott is also a MedImmune director.

12.           Defendant David Baltimore (“Baltimore”) is a Medlmmuine director.

13.           Defendant M. James Barrett (“Barrett”) is a MedImmuine director

14.           Defendant Wayne T. Hockmeyer (“Hockmeyer”) is a Medlmmuine director.

15.           Defendant James H. Cavanaugh (“Cavanaugh”) is a MedImmune director.

16.           Defendant Barbara Hackman Franklin (“Franklin”) is a MedImmune director.

17.           Defendant Elizabeth H. S. Wyatt (“Wyatt”) is a MedImmune director.

18.           Defendant George M. Milne, Jr. (“Milne”) is a MedImmune director.

19.           Defendant Robert H. Hotz (“Hotz”) is a MedImmune director.

20.           The defendants named in paragraphs 11 through 19 (the “Individual Defendants”) are in a fiduciary relationship with plaintiff and the other public stockholders of MedImmune and owe them the highest obligations of good faith and fair dealing.

DEFENDANTS’ FIDUCIARY DUTIES

21.           In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium.  To diligently comply with these duties, the directors may not take any action that:

(a)           adversely affects the value provided to the corporation’s shareholders;

(b)           will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c)           contractually prohibits them from complying with their fiduciary duties;

(d)           will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(e)           will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

22.           In accordance with their duties of loyalty and good faith, the defendants, as directors and/or officers of MedImmune, are obligated to refrain from:

(a)           participating in any transaction where the directors’ or officers’ loyalties are divided;

(b)           participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c)           unjustly enriching themselves at the expense or to the detriment of the public shareholders.

23.           Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Buyout, violated the fiduciary duties owed to plaintiff and the other public shareholders of MedImmune, including their duties of loyalty, good faith and independence, insofar as they stood on both sides of the transaction and engaged in self dealing and obtained for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class.

24.           Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the Buyout, the burden of proving the inherent or entire fairness of the Buyout, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.

CLASS ACTION ALLEGATIONS

25.           Plaintiff brings this action on her own behalf and as a class action pursuant to Rule 2231 of the Maryland Rules, on behalf of all holders of MedImmune stock who are being and will be harmed by defendants’ actions described below (the “Class”).  Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendants.

26.           This action is properly maintainable as a class action.

27.           The Class is so numerous that joinder of all members is impracticable.  According to MedImmune’s most recent SEC filings, there are more than 237 million shares of its common stock outstanding.

28.           There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member.  The common questions include, inter alia, the following:

(a)           whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Buyout;

(b)           whether the Individual Defendants are engaging in self-dealing in connection with the Buyout;

(c)           whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Buyout;

(d)           whether the Individual Defendants are unjustly enriching themselves and other insiders or affiliates of MedImmune;

(e)           whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Buyout, including the duties of good faith, diligence, honesty and fair dealing;

(f)            whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

(g)           whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

29.           Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

30.           Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

31.           The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

32.           Plaintiff anticipates that there will be no difficulty in the management of this litigation.  A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

33.           Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

THE PROPOSED ACQUISITION

34.           On April 23, 2007, MedImmune and AstraZeneca collectively issued the following press release announcing the sale of MedImmune to AstraZeneca:

AstraZeneca PLC (“AstraZeneca”) today announced that it has entered into a definitive agreement to acquire MedImmune, Inc.  (“MedImmune”), in an all cash transaction.  Under the terms of this agreement, which has unanimous MedImmune Board support, AstraZeneca will acquire all of the fully diluted shares of MedImmune common stock at a price of $58 per share, for a total consideration of approximately $15.6 billion (including approximately $340m net cash).

The acquisition of MedImmune significantly accelerates AstraZeneca’s biologics strategy.  The combination of MedImmune with AstraZeneca’s wholly-owned subsidiary Cambridge Antibody Technology (“CAT”) will create a world-class, fully integrated biologics and vaccines business within the AstraZeneca Group with critical mass in research, development, regulatory, manufacturing and global sales and marketing reach.

* * *

The Transaction

The acquisition is structured as an all cash tender offer for all outstanding shares of MedImmune Common Stock followed by a merger in which each remaining untendered share of MedImmune would be converted into the same $58 cash per share price paid in the tender offer.  The acquisition is subject to the satisfaction of customary conditions, including the tender of a majority of the outstanding MedImmune shares on a fully-diluted basis and the expiration or earlier termination of the Hart-Scott-Rodino waiting period and other regulatory approvals.  The tender offer will be commenced within 10 working days and is expected to close in June 2007, unless extended.  The tender offer is not subject to a financing contingency.

The acquisition price represents a premium of approximately 53.3% to MedImmune’s closing share price of $37.84 on 11th April, 2007, this being the last business day prior to MedImmune’s announcement to explore strategic alternatives.

The transaction has been unanimously recommended by the Board of Directors of MedImmune.

The acquisition will be effected pursuant to a merger agreement.  The merger agreement contains certain termination rights for each of AstraZeneca and MedImmune and further provides that, upon termination of the merger agreement under specified circumstances, MedImmune may be required to pay AstraZeneca a termination fee of $450 million.

35.           While the Buyout offers a significant premium, it still fails to take account of the Company’s impressive prospects.  The Company as recently as May 1, 2007, announced that its firstquarter earnings more than tripled while revenue advanced 15% from a year ago.  Furthermore, analysts foresee that the Company’s impressive vaccine platform will likely give the Company a huge competitive edge in the near future.

36.           The Buyout denies the Company’s shareholders the opportunity to enjoy this expected growth.   Instead, the Individual Defendants have decided to sell the Company for inadequate consideration, in a deal structured to grant insiders preferential treatment at the expense of the Company’s public stockholders.  For instance, defendants Mott and Hockmeyer will receive change of control and other payments totaling $145 million, and $59.7 million, respectively.

37.           Furthermore, the Buyout is designed to prevent any genuine suitors from coming forward.  The Buyout provides for a $450 million termination fee if the Board authorizes the company to enter into an agreement to be acquired by a third party.  This termination fee operates as a deterrent against other potential suitors.

SELF-DEALING

38.           By reason of their positions with MedImmune, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of MedImmune, and especially the true value and expected increased future value of MedImmune and its assets, which they have not disclosed to MedImmune’s public stockholders.  Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of MedImmune’s public shareholders.

39.           The Buyout is wrongful, unfair and harmful to MedImmune’s public stockholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members.

40.           The self-dealing, conflicts of interest and conduct harmful to the interests of the shareholders result from at least the following:

(a)           The cash value offered to the public shareholders is inadequate;

(b)           It is in AstraZeneca’s interest to acquire the Company’s shares at the lowest possible price for the outstanding shares of MedImmune common stock.  The realizable value from the acquisition of MedImmune is far in excess of the value reflected in the aforementioned per share cash offer; and

(c)           The MedImmune Board is fraught with conflicts.  It consists of, and is controlled by defendants who are receiving disproportionate treatment under the Buyout, who have caused MedImmune to agree to the inadequate terms of the Buyout to deter more lucrative and fair offers for MedImmune shareholders.  In particular, defendants Mott and Hockmeyer are receiving change of control and retention payments of $145 million and $59.7 million, respectively.

41.           AstraZeneca’s offer has the effect of capping the market for MedImmune’s stock to facilitate AstraZeneca’s plan to obtain the public interest in MedImmune as cheaply as possible.

42.           Under the circumstances, the director defendants are obligated to maximize the value of MedImmune to the shareholders.  The Class members are being deprived of their right to a fair and unbiased process to sell or combine the Company and the opportunity to obtain maximum value and terms for their interests, without preferential treatment to the insiders.

43.           As a result of defendants’ unlawful actions, plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of MedImmune’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.

44.           In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•                  Undertake an appropriate evaluation of MedImmune’s worth as an acquisition candidate.

•                  Act independently so that the interests of MedImmune’s public stockholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee.

•                  Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of MedImmune’s public stockholders.

CAUSE OF ACTION

COUNT I

Claim for Breach of Fiduciary Duties

45.           Plaintiff repeats and realleges each allegation set forth herein.

46.           The defendants have violated fiduciary duties of care, loyalty, candor and independence owed to the public shareholders of MedImmune and have acted to put their personal interests ahead of the interests of MedImmune shareholders.

47.           By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in MedImmune.

48.           The Individual Defendants have violated their fiduciary duties by entering into a transaction with AstraZeneca without regard to the fairness of the transaction to MedImmune shareholders.  Defendant MedImmune directly breached and/or aided and abetted the other defendants’ breaches of fiduciary duties owed to plaintiff and the other holders of MedImmune stock.

49.           As demonstrated by the allegations above, the defendant directors failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of MedImmune because, among other reasons:

(a)           they failed to take steps to maximize the value of MedImmune to its public shareholders and they took steps to avoid competitive bidding, to cap the price of MedImmune stock and to give AstraZeneca an unfair advantage, by, among other things, failing to solicit other potential acquirors or alternative transactions and imposing an onerous $450 million termination fee;

(b)           they failed to properly value MedImmune; and

(c)           they ignored or did not protect against the numerous conflicts of interest resulting from the fact that certain directors will receive disproportionate and unfair consideration under the Buyout through their change of control and retention packages.

50.           Because the Individual Defendants dominate and control the business and corporate affairs of MedImmune, and are in possession of private corporate information concerning MedImmune’s assets (including its actual results which defendants concealed until after the announcement of the acquisition), business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of MedImmune which makes it inherently unfair for them to pursue any Buyout wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

51.           By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

52.           As a result of the actions of defendants, plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of MedImmune’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

53.           Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from its fair share of MedImmune’s valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

54.           Defendants are engaging in self dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

55.           As a result of the defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of MedImmune’s assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.  Unless the Buyout is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class; will not engage in arm’s-length negotiations on the Buyout terms; and will not supply to MedImmune’s minority stockholders sufficient information to enable them to cast informed votes on the Buyout and may consummate the Buyout, all to the irreparable harm of the members of the Class.

56.           Plaintiff and the members of the Class have no adequate remedy at law.  Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the ‘immediate and irreparable injury which defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands preliminary and permanent injunctive relief in his favor and in favor of the Class and against defendants as follows:

A.            Declaring that this action is properly maintainable as a class action;

B.            Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Buyout, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

C.            Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of MedImmune’s shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

D.            Imposition of a constructive trust, in favor of plaintiff, upon any benefits improperly received by defendants as a result of their wrongful conduct;

E.             Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F.             Granting such other and further equity relief as this Court may deem just and proper.

DATED: May 21, 2007

/s/ ANDREW RADDING
Andrew Radding
Gregory M. Kline
ADELBERG RUDOW DORF &
HENDLER, LLC
7 Saint Paul Street, Suite 500
Baltimore, Maryland 21202
(410) 539-5195 (tel.)
(410) 539-5834 (fax)

Attorneys for Plaintiff

Of Counsel:

Nadeem Faruqi, Esq.
Shane Rowley, Esq.
Antonio Vozzolo, Esq.
FARUQI & FARUQI, LLP
369 Lexington Avenue, 10th Floor
New York, NY 10017-6531
(212) 983-9330 (tel.)
(212) 983-9331 (fax)

Attorneys for Plaintiff

DEMAND FOR JURY TRIAL

Pursuant to Maryland Rule 2-325(a), Plaintiff hereby demands a trial by jury on all issues so triable.

DATED:  May 21, 2007

/s/ ANDREW RADDING
Andrew Radding
Gregory M. Kline
ADELBERG RUDOW DORF &
HENDLER, LLC
7 Saint Paul Street, Suite 500
Baltimore, Maryland 21202
(410) 539-5195 (tel.)
(410) 539-5834 (fax)

Attorneys for Plaintiff

Of Counsel:

Nadeem Faruqi, Esq.
Shane Rowley, Esq.
Antonio Vozzolo, Esq.
FARUQI & FARUQI, LLP
369 Lexington Avenue, 10th Floor
New York, NY 10017-6531
(212) 983-9330 (tel.)
(212) 983-9331 (fax)

Attorneys for Plaintiff